Exhibit 99.1

QIWI Announces 2022 Annual General Meeting

NICOSIA, CYPRUS – August 05, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that its 2022 annual general meeting of shareholders (the "AGM") will be held on Wednesday, September 21, 2022, at 10:00 a.m. (Cyprus time) at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on August 04, 2022 are entitled to receive notice and to vote at the AGM and any adjourned meeting thereof. Holders of the Company's American Depositary Shares (the "ADS") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, The Bank of New York Mellon.

Shareholders are cordially invited to attend the AGM.

At the AGM, the following items will be submitted for shareholders approval:

1.	to adopt the Company’s audited financial statements for 2021 financial year;

2.	to appoint KPMG as the Company’s Auditors and to authorize the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion;

3.	to elect Directors of the Board of Directors of the Company;

4.	to approve Directors’ remuneration, and

5.	to approve amended and restated Articles of Association of the Company.

Further details on the agenda and procedural matters related to the AGM will be made available to the Company's shareholders by the Company and the Company's ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the AGM, including Notice for the convocation of the AGM, a marked up version of the Articles of Association, and Board of Directors Nomination Form are available on our website at http://investor.qiwi.com.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com